Exhibit 99.1

Opera Reports Third Quarter 2025 Results Ahead of Expectations, Raises Full-Year Guidance Ranges for Both Revenue and Adjusted EBITDA

Revenue grew 23% year-over-year to $151.9 million, and exceeded the guidance range

Adjusted EBITDA of $36.3 million, a 24% margin, also exceeded the guidance range

Opera raises growth expectations well beyond the third quarter overperformance, increasing full-year revenue guidance to $600 – 603 million, 25% growth at the midpoint, and full-year adjusted EBITDA guidance to $138 - 141 million, 23% margin at the midpoints

OSLO, Norway, October 29, 2025 – Opera Limited (NASDAQ: OPRA), a leading global browser and AI agent company, today announced financial results for the quarter ended September 30, 2025.

“I’m proud of our team’s strong execution this quarter, which drove another period of solid growth with both revenue and adjusted EBITDA yet again exceeding our guidance ranges. Our continued focus on innovation positions us well for the future, and I could not be more pleased about our strategic opportunities in this rapidly evolving landscape,” said Lin Song, CEO.

“Opera Neon was released in September and represents our vision for the next generation of web browsers,” continued Mr. Song. “We believe in an increasingly broad landscape of AI services that assist users across a multitude of areas that all come together in the browser. The browser has to work across all platforms, and its approach to assisting the user has to be powered by the right tool for each job. Opera differs from others in that our specialization is the browser itself, and we use that skill set to create the best possible AI experiences where agents operate directly in your authenticated browser session. In parallel to the premium, subscription-based Neon browser, we are launching new versions of our flagship and GX gaming browsers with upgraded free browser AI, further extending our leadership in delivering practical AI directly within the browsing experience. Our objective is to facilitate an increasingly advanced experience across our browser products in line with our broader views on how these services will best serve people.”

Third Quarter and Nine Months 2025 Financial Highlights

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands, except percentages and per share amounts	2024	2025	% Change	2024	2025	% Change
Revenue	$123,210	$151,937	23%	$334,815	$437,616	31%

Net income	$17,940	$18,618	4%	$52,082	$52,576	1%
Net income margin	15%	12%		16%	12%

Adjusted net income (1)	$22,884	$26,834	17%	$61,335	$74,712	22%
Adjusted net income margin	19%	18%		18%	17%

Adjusted EBITDA (1)	$30,797	$36,288	18%	$82,316	$100,640	22%
Adjusted EBITDA margin	25%	24%		25%	23%

Diluted earnings per share	$0.20	$0.21	2%	$0.58	$0.58	(0)%
Adjusted diluted earnings per share (1)	$0.26	$0.30	16%	$0.69	$0.82	20%

Net cash flow from operating activities	$34,896	$28,454	(18)%	$83,334	$77,518	(7)%
As percentage of adjusted EBITDA	113%	78%		101%	77%

Free cash flow from operations (1)	$29,739	$21,257	(29)%	$51,555	$62,357	21%
As percentage of adjusted EBITDA	97%	59%		63%	62%

_______________

(1)
See the sections below titled “Non-IFRS Financial Measures” and “Reconciliations of Non-IFRS Financial Measures” for explanations and reconciliations of non-IFRS financial measures.

Third Quarter 2025 and Recent Business Highlights

•
Query revenue grew 17% year-over-year to $55.6 million, accounting for 37% of total revenue. This new revenue category consists of the former search revenue category, which was $52.4 million and saw further growth acceleration to 13% year-over-year, as well as other query-based revenue of $3.2 million which nearly tripled year-over-year and would have been classified as advertising revenue under our prior presentation. We see increasing opportunities to monetize user prompts as we scale our business, for example in dialogues with our AI assistant Aria or dynamic partner referrals based on user input. In sum, this aggregates our revenue generated by driving traffic to partners in response to users’ proactive intent for online discovery. Prior periods have been reclassified for comparability.
•
Advertising revenue grew 27% year-over-year to $95.9 million, representing 63% of total revenue. Under the prior revenue presentation, advertising revenue would have grown at 29% year-over-year to $99.1 million. Advertising revenue was driven by continued strong momentum from e-commerce partners, which remained the fastest-growing vertical.
•
Opera had 284 million average monthly active users (“MAUs”) in the quarter, with annualized average revenue per user (“ARPU”) of $2.13, an increase of 28% versus the third quarter of 2024.
•
The Opera GX gaming browser had 33 million average MAUs in the quarter across PC and mobile, up 3% year-over-year.
•
The Opera Neon agentic AI browser was launched as a premium subscription-based product designed for power users, featuring advanced AI-driven task workspaces, automation capabilities via Neon Do, card-based prompts for personalized experiences, and full integration of productivity tools.
•
New versions of Opera’s flagship and GX browsers launching with upgraded free browser AI, bringing faster models, better browser integration, higher usage limits, and support for open-source local models.
•
MiniPay wallets increased by 175% year-over-year during the quarter, surpassing 10 million activations since its launch two years ago. Over that period, MiniPay users have initiated approximately 290 million peer-to-peer transactions worth over $300 million across more than 60 countries.
•
Net cash flow from operating activities was $28.5 million, representing 78% of adjusted EBITDA. At quarter-end, cash and cash equivalents totaled $119.0 million.
•
A dividend of $0.40 per share under our recurring semi-annual dividend program, totaling $35.8 million, was paid in July.

Third Quarter 2025 Financial Results

All comparisons in this section are relative to the third quarter of 2024 unless otherwise stated.

Revenue increased 23% to $151.9 million.

•
Advertising revenue increased 27% to $95.9 million.
•
Query revenue increased 17% to $55.6 million.
•
Technology licensing and other revenue was $0.4 million.

Operating expenses increased 29% to $129.7 million.

•
The total amount of technology and platform fees, content cost and cost of inventory sold, all being costs of revenue, was $52.6 million, or 35% of revenue.
•
Personnel expenses excluding share-based compensation increased 9% to $20.9 million.
•
Share-based compensation expenses amounted to $9.1 million, a 120% increase versus $4.1 million in the third quarter of 2024. The increase follows the granting of approximately 1.9 million share-equivalent RSUs in early 2025 and front-loaded cost recognition of multi-year grants.
•
Marketing and distribution expenses increased 10% to $35.9 million.
•
Depreciation and amortization increased 17% to $4.9 million.
•
All other operating expenses decreased 17% to $6.4 million, mostly due to lower cost of professional services.

Operating profit was $22.4 million, representing a 15% margin, compared to an operating profit of $23.2 million and a margin of 19% in the third quarter of 2024.

Net finance income was $0.2 million, a result of $0.7 million in net interest income, partially offset by foreign exchange loss of $0.5 million.

Income tax expense was $4.0 million, corresponding to an effective tax rate of 18%, and representing 11% of adjusted EBITDA. This compares to income tax expense of $4.8 million in the third quarter of 2024, representing 16% of adjusted EBITDA.

Net income was $18.6 million, representing a 12% margin, compared to net income of $17.9 million and a margin of 15% in the third quarter of 2024.

Adjusted net income was $26.8 million, representing a 18% margin and an increase of 17% relative to $22.9 million and a 19% margin in the third quarter of 2024.

Adjusted EBITDA was $36.3 million, representing a 24% margin and an increase of 18% relative to $30.8 million and a 25% margin in the third quarter of 2024.

Diluted earnings per share was $0.21, whereas adjusted diluted earnings per share was $0.30.

Net cash flow from operating activities was $28.5 million, or 78% of adjusted EBITDA. Free cash flow from operations was $21.3 million, or 59% of adjusted EBITDA.

Business Outlook

	Fourth Quarter 2025 Guidance	Full-Year 2025 Guidance
Revenue	$162 – 165 million	$600 – 603 million
Year-over-year revenue growth (1)	12%	25%
Adjusted EBITDA (2)	$37.5 – 40.5 million	$138 – 141 million
Adjusted EBITDA margin (1)	24%	23%

_______________

(1)
The percentages shown for revenue growth and adjusted EBITDA margin have been calculated based on the midpoints of the revenue and adjusted EBITDA guidance.
(2)
See the section below titled “Non-IFRS Financial Measures” for explanations of non-IFRS financial measures.

“The momentum in our business has continued to outperform even recent expectations, and we are pleased to exceed our guidance ranges on both revenue and adjusted EBITDA. While we are executing on great strategic opportunities in a rapidly evolving ecosystem, we are simultaneously generating healthy organic growth in both revenue and profit,” said Frode Jacobsen, CFO.

“Our trajectory allows us to raise the outlook for the year well beyond our third quarter overperformance. While the fourth quarter in isolation compares to the extraordinary revenue acceleration in late 2024, our guidance represents increased sequential growth and supports our continued annual growth expansion from 20% in 2023, 21% in 2024 and now 25% at the midpoint of 2025 guidance,” continued Mr. Jacobsen.

Conference Call and Webcast Information

Opera’s management will host a conference call to discuss the third quarter 2025 financial results at 8:00 a.m. ET today. The live webcast of the conference call can be accessed at our investor relations website at investor.opera.com, along with the earnings press release and financial tables. Following the call, a replay will be available at the same website.

We also provide announcements on our investor relations website at investor.opera.com regarding our financial performance and other matters, including SEC filings, press releases, slide presentations, business blog posts and information on corporate governance.

Non-IFRS Financial Measures

In addition to revenue, net income, net cash flow from operating activities and other financial measures presented in accordance with IFRS Accounting Standards, we use adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and free cash flow from operations to manage our business, make planning decisions, evaluate our performance, and allocate resources. We believe adjusted net income, adjusted EBITDA and adjusted diluted earnings per share provide meaningful supplemental information regarding our financial performance by excluding certain items that may not be indicative of recurring core business operating results. We believe free cash flow from operations provides useful information regarding our ability to generate cash from business operations that is available for acquisitions and other investments, and for distributions to our shareholders, even though free cash flow from operations does not represent the residual cash flow available for discretionary expenditures.

We define adjusted net income as net income excluding (i) profit (loss) from discontinued operations, (ii) gain (loss) on investments in unconsolidated entities, (iii) non-recurring expenses, (iv) impairment of non-financial assets, (v) amortization of acquired intangible assets, (vi) share-based compensation expenses, and (vii) the income tax effect of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by revenue, whereas adjusted diluted earnings per share is calculated as adjusted net income divided by the diluted weighted average number of shares outstanding.

We define adjusted EBITDA as net income excluding (i) profit (loss) from discontinued operations, (ii) income tax expense, (iii) net finance income (expense), (iv) gain (loss) on long-term investments in unconsolidated entities, (v) non-recurring expenses, (vi) impairment of non-financial assets, (vii) depreciation and amortization, (viii) share-based compensation expenses, and (ix) other operating income. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

We believe the non-IFRS financial measures defined above are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and because they are used by our institutional investors and the analyst community to help them analyze the health of our business. However, these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information presented in accordance with IFRS Accounting Standards. Our calculations of adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and free cash flow from operations may differ from similarly-titled non-IFRS measures, if any, reported by our peers. In addition, the non-IFRS financial measures may be limited in their usefulness because they do not present the full economic effects of certain items of income, expenses and cash flows. We compensate for these limitations by providing reconciliations of our non-IFRS financial measures to the most closely related financial measures in IFRS Accounting Standards in the section titled “Reconciliations of Non-IFRS Financial Measures” included at the end of this earnings press release. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view our reported non-IFRS financial measures in conjunction with net income and net cash flow from operating activities.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: implementations of tariffs and other trade-limiting policies, the duration and development of international wars and conflicts, such as in Ukraine and the Middle East, and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation involving the Company or its business partners; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services including, for example, agentic browsing; Company’s expectations regarding changes in its user base, user retention and level of engagement; changes in consumer behavior, for example from increased adoption of AI powered services; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across devices. Hundreds of millions worldwide use Opera’s mobile and desktop browsers for their speed, security, and unique features, enhanced with integrated AI that enables users to navigate and interact with the web in new transformative ways. Founded in 1995 and headquartered in Oslo, Norway, Opera is listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download Opera products from opera.com and learn more about Opera at investor.opera.com.

Contacts

Investor relations: Matthew Wolfson, investor-relations@opera.com

Media: press-team@opera.com

Opera Limited

Consolidated Statement of Operations

(In thousands, except per share amounts, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2025	2024	2025
Revenue	$123,210	$151,937	$334,815	$437,616
Other operating income	654	177	2,278	178
Operating expenses:
Technology and platform fees	(1,841)	(2,206)	(7,497)	(6,734)
Content cost	(897)	(1,924)	(2,767)	(4,363)
Cost of inventory sold	(30,377)	(48,512)	(74,523)	(143,101)
Personnel expenses excluding share-based compensation	(19,069)	(20,865)	(53,232)	(57,090)
Share-based compensation expenses	(4,115)	(9,052)	(8,657)	(23,816)
Marketing and distribution expenses	(32,516)	(35,893)	(91,007)	(104,091)
Credit loss expense	45	335	252	342
Depreciation and amortization	(4,146)	(4,854)	(11,229)	(13,921)
Impairment of non-financial assets	(4)	(182)	(4)	(1,521)
Other operating expenses	(7,758)	(6,584)	(23,723)	(21,938)
Total operating expenses	(100,678)	(129,737)	(272,389)	(376,233)
Operating profit	23,185	22,377	64,703	61,560
Share of net loss of equity-accounted investees	—	(15)	—	(30)
Net finance income (expense):
Finance income	784	794	2,583	2,366
Finance expense	(117)	(115)	(432)	(457)
Net foreign exchange gain (loss)	(1,067)	(457)	(2,472)	(2,302)
Net finance income (expense)	(400)	222	(321)	(393)
Income before income taxes	22,786	22,584	64,382	61,137
Income tax expense	(4,846)	(3,966)	(12,300)	(8,561)
Net income attributable to Opera shareholders	$17,940	$18,618	$52,082	$52,576

Earnings per share:
Basic	$0.20	$0.21	$0.59	$0.59
Diluted	$0.20	$0.21	$0.58	$0.58
Weighted-average number of shares outstanding:
Basic	88,472	89,580	88,458	89,524
Diluted	89,487	90,800	89,482	90,691

Opera Limited

Consolidated Statement of Comprehensive Income

(In thousands, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2025	2024	2025
Net income	$17,940	$18,618	$52,082	$52,576
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations:
Exchange differences on translation of foreign operations	1,469	83	1,304	3,196
Other comprehensive income (loss)	1,469	83	1,304	3,196
Total comprehensive income attributable to Opera shareholders	$19,409	$18,701	$53,386	$55,773

Opera Limited

Consolidated Statement of Financial Position

(In thousands, unaudited)

	As of December 31,	As of September 30,
	2024	2025
Assets:
Property and equipment	$34,058	$32,438
Goodwill	429,742	430,319
Intangible assets	97,509	98,869
Investment in OPay	258,300	258,300
Equity-accounted investments	1,248	3,718
Other non-current investments and financial assets	1,760	1,651
Deferred tax assets	1,063	1,273
Total non-current assets	823,681	826,568
Trade receivables	92,823	101,272
Other current receivables	4,560	6,973
Cash and cash equivalents	126,797	119,042
Other current assets	7,724	5,935
Total current assets	231,904	233,222
Total assets	$1,055,585	$1,059,790

Equity:
Share capital	$18	$18
Additional paid-in capital	647,212	576,046
Treasury shares	(238,815)	(238,815)
Retained earnings	536,623	612,137
Foreign currency translation reserve	(4,938)	(1,742)
Total equity attributable to Opera shareholders	940,100	947,644
Liabilities:
Non-current lease liabilities	5,631	4,657
Deferred tax liabilities	8,689	6,299
Other non-current liabilities	71	12
Total non-current liabilities	14,391	10,968
Trade and other payables	75,285	75,081
Current lease liabilities	3,955	4,167
Income tax payable	3,190	6,583
Deferred revenue	5,441	3,994
Other current liabilities	13,222	11,354
Total current liabilities	101,093	101,178
Total liabilities	115,484	112,146
Total equity and liabilities	$1,055,585	$1,059,790

Opera Limited

Consolidated Statement of Changes in Equity

(In thousands, except number of shares, unaudited)

For the nine months ended September 30, 2024:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2024	87,518,284	$18	$717,610	$(238,815)	$445,164	$(4,127)	$919,850
Net income	—	—	—	—	52,082	—	52,082
Other comprehensive income	—	—	—	—	—	1,304	1,304
Cost of equity awards, net of tax	—	—	—	—	8,861	—	8,861
Issuance of shares upon exercise of equity awards	961,870	—	—	—	—	—	—
Dividends	—	—	(70,406)	—	—	—	(70,406)
As of September 30, 2024	88,480,154	$18	$647,204	$(238,815)	$506,107	$(2,823)	$911,692

For the nine months ended September 30, 2025:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2025	88,480,154	$18	$647,212	$(238,815)	$536,623	$(4,938)	$940,100
Net income	—	—	—	—	52,576	—	52,576
Other comprehensive income	—	—	—	—	—	3,196	3,196
Cost of equity awards, net of tax	—	—	—	—	22,938	—	22,938
Issuance of shares upon exercise of equity awards	1,167,902	—	—	—	—	—	—
Dividends	—	—	(71,167)	—	—	—	(71,167)
As of September 30, 2025	89,648,056	$18	$576,046	$(238,815)	$612,137	$(1,742)	$947,644

Opera Limited

Consolidated Statement of Cash Flows

(In thousands, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2025	2024	2025
Cash flows from operating activities:
Income before income taxes	$22,786	$22,584	$64,382	$61,137
Adjustments to reconcile income before income taxes to net cash flow from operating activities:
Net finance (income) expense	400	(222)	321	393
Share of net loss of equity-accounted investees	—	15	—	30
Impairment of non-financial assets	4	182	4	1,521
Depreciation and amortization	4,146	4,854	11,229	13,921
Cost of equity awards	3,554	8,359	7,775	22,379
Other adjustments	(300)	150	290	(795)
Changes in working capital:
Trade and other receivables	(8,519)	(5,503)	(1,987)	(11,226)
Other current assets	(136)	(223)	1,187	395
Trade and other payables	10,686	(2,107)	11,432	(170)
Deferred revenue	(1,658)	(171)	(6,800)	(1,447)
Other liabilities	4,021	1,485	(231)	(1,927)
Income taxes paid	(87)	(947)	(4,268)	(6,694)
Net cash flow from operating activities	34,896	28,454	83,334	77,518
Cash flows from investing activities:
Purchase of equipment	(1,845)	(3,222)	(23,310)	(4,207)
Development expenditure	(2,271)	(2,756)	(5,391)	(7,462)
Investment in an associate	—	(1,250)	—	(2,500)
Sale of long-term investments	—	—	500	—
Interest received	773	794	2,417	2,366
Net cash flow used in investing activities	(3,343)	(6,433)	(25,784)	(11,803)
Cash flows from financing activities:
Dividends paid	(27,569)	(35,772)	(37,443)	(71,167)
Payment of lease liabilities	(1,041)	(1,219)	(3,078)	(3,491)
Interest paid	(117)	(115)	(389)	(424)
Net cash flow used in financing activities	(28,726)	(37,106)	(40,910)	(75,082)
Net change in cash and cash equivalents	2,826	(15,085)	16,640	(9,367)
Cash and cash equivalents at beginning of period	104,356	133,823	93,863	126,797
Effect of exchange rate changes on cash and cash equivalents	(1,177)	304	(4,498)	1,612
Cash and cash equivalents at end of period	$106,005	$119,042	$106,005	$119,042

Opera Limited

Supplemental Financial Information

(In thousands, unaudited)

Revenue

The following table presents revenue disaggregated by type:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2025	2024	2025
Advertising	$75,740	$95,865	$198,968	$281,639
Query	47,370	55,634	135,107	154,534
Technology licensing and other revenue	100	438	740	1,442
Total revenue	$123,210	$151,937	$334,815	$437,616

Share-based Compensation Expenses

The table below presents the amounts of share-based compensation expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2025	2024	2025
Cost of Opera-granted awards	$(1,957)	$(6,854)	$(3,372)	$(21,143)
Cost of parent-granted awards (1)	(1,589)	(1,505)	(4,399)	(1,236)
Total cost of equity awards	(3,547)	(8,359)	(7,771)	(22,379)
Social security contributions for Opera-granted awards	(569)	(693)	(887)	(1,437)
Total share-based compensation expenses	$(4,115)	$(9,052)	$(8,657)	$(23,816)

_______________

(1)
Kunlun, the majority shareholder of Opera, has granted equity awards to Opera employees as compensation for services provided to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such awards do not lead to dilution for Opera shareholders.

Other Operating Expenses

The table below presents the items of other operating expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2025	2024	2025
Hosting	$(3,417)	$(3,341)	$(9,234)	$(9,511)
Audit, legal and other advisory services	(1,600)	(565)	(5,788)	(4,467)
Software license fees	(804)	(812)	(3,256)	(2,487)
Rent and other office expenses	(593)	(576)	(1,764)	(1,713)
Travel	(518)	(447)	(1,465)	(1,458)
Other	(826)	(843)	(2,216)	(2,303)
Total other operating expenses	$(7,758)	$(6,584)	$(23,723)	$(21,938)

Opera Limited

Reconciliations of Non-IFRS Financial Measures

(In thousands, except per share amounts, unaudited)

The following table presents a reconciliation of adjusted net income to net income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2025	2024	2025
Net income	$17,940	$18,618	$52,082	$52,576
Add (deduct):
Share of net loss of equity-accounted investees	—	15	—	30
Impairment of non-financial assets	4	182	4	1,521
Amortization of acquired intangible assets	645	645	1,935	1,935
Share-based compensation expenses	4,115	9,052	8,657	23,816
Income tax effect on adjustments	180	(1,677)	(1,344)	(5,166)
Adjusted net income	$22,884	$26,834	$61,335	$74,712
Diluted weighted-average number of shares outstanding	89,487	90,800	89,482	90,691
Adjusted diluted earnings per share	$0.26	$0.30	$0.69	$0.82

The following table is a reconciliation of adjusted EBITDA to net income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2025	2024	2025
Net income	$17,940	$18,618	$52,082	$52,576
Add (deduct):
Income tax expense	4,846	3,966	12,300	8,561
Net finance (income) expense	400	(222)	321	393
Share of net loss of equity-accounted investees	—	15	—	30
Impairment of non-financial assets	4	182	4	1,521
Depreciation and amortization	4,146	4,854	11,229	13,921
Share-based compensation expenses	4,115	9,052	8,657	23,816
Other operating income	(654)	(177)	(2,278)	(178)
Adjusted EBITDA	$30,797	$36,288	$82,316	$100,640

The table below reconciles free cash flow from operations to net cash flow from operating activities:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2025	2024	2025
Net cash flow from operating activities	$34,896	$28,454	$83,334	$77,518
Deduct:
Purchase of equipment	(1,845)	(3,222)	(23,310)	(4,207)
Development expenditure	(2,271)	(2,756)	(5,391)	(7,462)
Payment of lease liabilities	(1,041)	(1,219)	(3,078)	(3,491)
Free cash flow from operations	$29,739	$21,257	$51,555	$62,357